FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2003
Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X...  Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes .....   No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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[ICA LOGO]                                                         PRESS RELEASE
--------------------------------------------------------------------------------


For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                  in the United States:
jose.guerrero@ica.com.mx                                Zemi Communications

Lic. Paloma Grediaga                                    Daniel Wilson
(5255) 5272-9991 x3470                                  (212) 689-9560
paloma.grediaga@ica.com.mx                              d.b.m.wilson@zemi.com


              ICA PROVIDES INFORMATION REGARDING LAWSUIT BROUGHT BY
                    THE PANAMANIAN SOCIAL SECURITY AUTHORITY

Mexico City, February 11, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV y NYSE: ICA), announced that a judge for the First Civil Circuit Court of Panama City, Panama issued a judgment related to the suit brought by the Panamanian Social Security Authority (CSS) against ICA Panama S.A. This judgment states that ICA Panama must pay an indemnity of US$ 7.7 million to the CSS for alleged damages caused by the use of CSS-owned lands in the construction of the Corredor Sur expressway. The judgement is being appealed by ICA Panama.

ICA believes that it strictly complied with the terms of the concession authorized by the Republic of Panama for the construction of this important infrastructure project in Panama City. According to the concession agreement executed between the Ministry of Public Works and ICA Panama, the Panamanian government is obligated to guarantee to the concessionaire the right-of-ways and the rights-of-access and passage. This guarantee grants ICA Panama the right to be compensated for any costs incurred on behalf of the Panamanian government.

ICA intends exercise all its legal remedies at its disposal in order to defend its client, the Ministry of Public Works, from what it considers to be an erroneous decision. However, ICA's appeal will also assert, that in the event of a final decision in favor of the CSS, the party responsible shall be the Panamanian government since it ordered ICA Panama to use these lands as per the concession agreement.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.


This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.


INVESTOR RELATIONS                    www.ica.com.mx



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2003


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                         /s/ JOSE LUIS GUERRERO
                                         --------------------------------
                                         Name: Dr. Jose Luis Guerrero
                                         Title:  Vice President, Finance